EXHIBIT 21.1

List of Subsidiaries of Meridian Bank

The following is a list of subsidiaries of Meridian Bank, the names under which such subsidiaries do business, and the state or country in which each was organized:

Name	Jurisdiction of Organization
Meridian Land Settlement Services, LLC	Pennsylvania
Apex Realty, LLC	Pennsylvania
Meridian Wealth Partners, LLC	Pennsylvania